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                                              Filed by The Seagram Company Ltd.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-6
                                      under the Securities Exchange Act of 1934

                                      Subject Company: The Seagram Company Ltd.
                                                     Commission File No. 1-2275

                                                                            and

                                               Subject Company: Canal Plus S.A.
                                                    Commission File No. 82-2270

                                                               November 6, 2000


   THE FOLLOWING IS A LETTER TO THE SHAREHOLDERS OF THE SEAGRAM COMPANY LTD. DISTRIBUTED WITH THE ANNUAL REPORT OF THE SEAGRAM COMPANY LTD. FOR THE FISCAL
                           YEAR ENDED JUNE 30, 2000.

                                 *  *  *  *  *

These materials may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The forward-looking statements contained in these materials also address the strategic business combination of Vivendi, Seagram and Canal+. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Seagram and Canal+ businesses will not be integrated successfully; costs related to the business combination; failure of the Vivendi, Seagram or Canal+ shareholders to approve the business combination; the risk that Seagram will be unable to effect the disposition of its Spirits and Wine business or effect such disposition on satisfactory terms and conditions; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and the inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers. None of Vivendi, Seagram or Canal+ undertakes any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the strategic business combination transaction, which each of Vivendi Universal and Seagram has filed with the U.S. Securities and Exchange Commission, because it contains important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi Universal, Vivendi, Seagram and Canal+ with the Commission at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus.

                                 *  *  *  *  *
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TO OUR SHAREHOLDERS:

Even as we report to you on Seagram's strong fiscal year 2000 performance, we are in the process of executing a transaction that will complete our transformation into a global entertainment, media and communications company. On June 20, 2000, Vivendi S.A., Seagram and Canal+ S.A. announced a strategic combination to create Vivendi Universal - a company that is positioned to develop and deliver high-quality content and services globally, to consumers in any place, at any time, and across all platforms and devices.

Vivendi Universal has strong growth prospects that will be driven by consumer demand for customized, quality content in every form. In this new generation of Internet services, we believe consumers will be liberated from their PCs by the proliferation of wireless Internet delivery, and they will seek new means of making their lives easier, more exciting and rich with personalized information and entertainment. Vivendi Universal is poised to enter the market to serve this demanding new consumer by creating, aggregating and distributing compelling content and services.

2000 PERFORMANCE HIGHLIGHTS

Our fiscal year 2000 results illustrate the strength we bring to this combination: our earnings before interest, taxes, depreciation and amortization (EBITDA) increased 27 percent to $1.872 billion, and our 2000 revenues grew by 2 percent, for fiscal 2000 versus 1999's pro forma results. Our reported operating income was $753 million, compared with last year's loss of $250 million, which included a $405 million restructuring charge associated with the integration of Universal Music and PolyGram.

Results from all of Seagram's businesses - Music, Filmed Entertainment, Recreation and Other, and Spirits and Wine - contributed to this strong performance.

In particular, we are very proud and pleased with the continued strong performance of our Spirits and Wine business. Throughout nearly eight
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decades, Seagram's Spirits and Wine business has had a tradition of quality and excellence, establishing itself as a premier business in its industry.

Beyond performance, our pride in the group is grounded in the great brands it has developed, the strength of its global distribution network and the dedication of its creative and talented employees.

The record of strength of our Spirits and Wine business throughout its history has been the foundation upon which we have created the growth platform for the future of our company, and it remains a source of great pride and satisfaction for each of us.

THE INTERNET AGE MEANS CONSUMERS ARE WINNERS

In every aspect of our media and entertainment businesses, we recognize that the next generation of the Internet will give consumers even greater control over their universe. New devices integrating interactive voice, audio, video and data will let consumers create their own worlds, not just their own Web sites.

We believe that in this next generation of the Internet, consumers will have at their fingertips exactly the information, entertainment, and other content they want, when and wherever they want it.

We expect Vivendi Universal to create greater value and growth prospects for all our shareholders. The new company has the potential of increasing annual EBITDA to more than $4 billion in calendar year 2000 for the media and communications businesses, with strong growth expected between 2000 and 2002. Cost synergies, due to consolidations in a number of areas - including purchasing, distribution, corporate services and information technology - are expected to total more than 400 million euros beginning in 2002.

Vivendi, Universal and Canal+ share a deep understanding of the ways in which people entertain and inform themselves. From the instant appeal of a hot new Universal Music Group artist, to the fine theatrical releases and television programming produced by Canal+ and our own Universal, to the best-selling texts and software-based games of Havas, these corporate entities understand the distinctive spirit that feeds creative businesses.
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DELIVERING CONTENT TO THE CONSUMER:  DISTRIBUTION AND AGGREGATION

While the creative spirit is at its heart, the new company will also have an extensive global distribution footprint. Vivendi is well along in the process of establishing the wireless infrastructure in Europe that will drive the next generation of access. Anyone who visits or works in Europe knows that it far outstrips the United States in the ubiquity and quality of cellular telephony. And the same already applies to mobile devices that combine the attributes of phones, pagers and PDAs (personal digital assistants).

This growth is expected to continue throughout Europe, Asia and Latin America, and to accelerate soon in the United States. Industry experts predict the Wireless Application Protocol (WAP) market in the U.S. and Western Europe combined will reach 400 million by 2003 and that wireless data usage will eventually exceed voice usage.

Vivendi Universal plans to secure its place in these rapidly growing markets by establishing a vital link to the individual consumer. Together with its partner Vodafone, Vivendi has launched Vizzavi, which is a multi-access portal giving users access to all Web and WAP services on mobile phone screens - anywhere, any time. Vizzavi will be available to all subscribers of Cegetel, Canal+, and Vodafone as the default home page for their combined 80 million mobile phone, PC, TV, and PDA subscriptions.

Vizzavi France, which was launched in June 2000, offers nearly 200 exclusive services. The services are grouped into eight categories: news, sports, finance, recreation, games, travel, helpful hints, and consumer forum. It also provides such core services as weather, traffic, current film listings, wine information, recipes of the day and transmission of musical dedications and e-greeting cards.

Vizzavi aggregates the full future potential of this strategic combination. Right from the start, however, there are powerful possibilities in each segment of our combined business.

POTENTIAL OF THE WHOLE:  GREATER THAN THE SUM OF THE PARTS

     In MUSIC, the Internet is making it possible to significantly expand the recorded music market by offering an enhanced customer experience.
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     The ability to sell more to segmented and targeted audiences - facilitating impulse and specialized buying, providing new opportunities for marketing and promotion, and selling enhanced products in new packaged formats with appropriate pricing - requires a range of popular artists, both global and indigenous. As the world's music leader, Universal Music Group will be an enormous asset for the new combined company.

     In FILMED ENTERTAINMENT, the combination of Universal Pictures and Canal+ will create one of the largest film libraries in the world, with approximately 9,000 films. This collection is expected to be an important source of cash flow and revenue growth, as the demand for access to filmed content grows. The new company will have a secure supply of films for all of its distribution outlets, as well as the ability to market and promote new films across its worldwide installed subscriber base. It will also own the only Europe-based studio with controlled distribution.

     In TELEVISION, Vivendi Universal will have a vertically integrated global television sales, network and production operation with more than 24 million subscribers in more than 180 countries. It will also have a library of more than 27,000 television episodes. Moreover, through Canal+, Vivendi Universal will own Europe's leading pay television company, with more than 14 million subscriptions in 11 European countries. Canal+ is also a top theme-channel producer, as well as a movie and television production company that owns the world's third-largest television and movie library. In addition, Vivendi Universal will have a 43-percent effective equity interest in USA Networks, which includes USA Network, SCI FI Channel, Home Shopping Network, TicketMaster, Hotel Reservations Network, Gramercy Pictures and October Films.

     In RECREATION, Universal is one of the world's leading theme park operators, offering consumers an exhilarating vacation experience by bringing the wide range of Universal's entertainment content to life. Universal's Recreation Group operates Universal Studios Hollywood, Universal Orlando, Universal Studios Port Aventura in Barcelona, Spain, and Universal Studios Experience-Beijing. In April 2000, the company doubled the size of CityWalk at Universal Studios Hollywood, adding more than 30 new entertainment, dining and retail venues. Universal's 1999 expansion in Orlando opened to exceptional reviews and
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     Universal's new theme park in Osaka, Japan, is on schedule to open in
     Spring 2001.

     In PUBLISHING, Vivendi Universal will offer several highly desirable forms of content to feed the Internet demand for value-added, consumer and business-to-business information and entertainment. Havas is the #1 European publisher overall and the #1 publisher of PC-based games in the U.S., and #2 worldwide. Diablo(TM) II, which Havas launched in July 2000, became one of the fastest-selling computer games ever, with one million copies sold the first two weeks of its debut. Havas also has strong positions in health, business and local information, with approximately five million subscribers. The combination of Havas' significant digitized content - along with Universal's position in console-based games, such as Crash Bandicoot and Spyro the Dragon - should allow the new company to create the strong verticals supported by community, chat and other e-services that drive consumer demand.

     In SPORTS, the demand for programming and information is strong, as proliferating access formats feed the growing demand of sports fans everywhere. Through Canal+, Vivendi Universal will have extensive sports programming throughout Europe, including soccer, American football, rugby, hockey, NBA basketball and boxing.

     In DISTRIBUTION, Vivendi's leading position in Europe is a consequence of relationships in several key sectors that will benefit the combined entity. Vivendi holds a 44-percent interest in Cegetel, France's leading private telecommunications operator with operations in five other European countries. Cegetel's total subscriber base is more than 12 million. Together with its Canal+ subscribers and its joint venture with Vodafone, Vivendi has almost 80 million subscriptions across Europe. Vivendi also holds a 23-percent stake in BskyB (British Sky Broadcasting), which, under the terms of undertakings made with the European Commission, will be sold over a two-year time frame. Proceeds from the sale will offer Vivendi Universal significant additional capital for investment.
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IN CONCLUSION

Over the past five years, we have transformed Seagram into a company with clear potential to thrive into the next century and to deliver a superior return to its shareholders. In doing so, we have created significant shareholder value as a result of redefining our company and our asset base. It has been, at times, a difficult transition, and we would like to thank our shareholders for their steadfast encouragement and support.

Throughout our transition, Robert W. Matschullat has served as our Vice-Chairman and Chief Financial Officer. In October 1999, he announced he would relinquish those titles in order to pursue other opportunities. We would like to take this opportunity to acknowledge the significant role he played in bringing about Seagram's transformation, and to express our gratitude for his many important and valuable contributions.

We also want to express our deepest appreciation to our directors for their dedication, wisdom, diligence and hard work. Over the past five years in particular, our directors have demonstrated their willingness to confront major challenges, to apply reason and order to a sometimes complex transition, and to hew to the strength of their convictions. For their tireless attention and their constant intelligence, we are in their debt.

Our extraordinary group of employees around the world, some of the finest people to be found anywhere, has managed and grown our Company through this period of enormous change. Their work and their ability have allowed our Company to make the progress we have. We are grateful to them, and salute them for their loyalty to our company, for their belief in our vision, and for the skill and dedication they bring to Seagram each and every day of their professional lives.

In addition, we have had a long and happy association with suppliers, distributors, retailers and all those connected with the Spirits and Wine business these many years. We cherish the strong relationships that have been such an important part of our growth and success over time. This network of people has contributed greatly to the industry it serves.

Finally, we are proud to be members of the family that has led this great Company for the past eight decades. Our family's support, its deep concern for our employees, and its patience in allowing us to always
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pursue the long-term interests of all shareholders is a constant source of pride. Their integrity and goodwill have been an integral and indispensable part of the Seagram story.

We are about to begin a new chapter in that remarkable story, and we hope you share our enthusiasm for a very bright future.

Sincerely,




/s/ Edgar M. Bronfman       /s/ Charles R. Bronfman      /s/ Edgar Bronfman, Jr.
---------------------       -----------------------      -----------------------
Edgar M. Bronfman           Charles R. Bronfman          Edgar Bronfman, Jr.
Chairman                    Co-Chairman                  President, Chief
                                                           Executive Officer